November 1, 2006


By facsimile to (612) 340-7900 and U.S. Mail


Mr. Fred C. Boethling
President
CapSource Financial, Inc.
2305 Canyon Boulevard, Suite 103
Boulder, CO 80302

Re:	CapSource Financial, Inc.
	Registration Statement on Form SB-2
	Filed October 5, 2006
File No. 333-137829
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005 and
Subsequent Exchange Act Reports
File No. 1-31730

Dear Mr. Boethling:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


SB-2

General

1. To the extent applicable, please confirm that you will address in future filings the following comments as they relate your quarterly reports on Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006.

2. We note your reference to an independent appraisal regarding the fair values of acquired assets in your business section and in note
(4) of your June 30, 2006 financial statements. Please expand your disclosure to identify the independent appraiser and provide their consent in accordance with Rule 436(a) of Regulation C or delete these references.

Registration Statement`s Facing Page

3. Since CapSource is relying on Rule 415 of Regulation C under the
Securities Act, check the applicable box.

Prospectus Summary, page 3

4. In the first paragraph under "CapSource," explain the meaning of the abbreviation "NAFTA."

5. Disclose the type and amount of consideration given in the Prime
Time Equipment, Inc. acquisition.

The Offering by the Selling Stockholders, page 4

6. Tell us the basis for the $.90 exercise price of the warrants held by the two investors and the $.48 and $1.08 exercise prices of the warrants held by the placement agent.

7. Confirm that the 180 day right to purchase the additional
750,000
shares has passed and that neither investor can purchase additional shares after the registration statement`s effectiveness. Update the prospectus on whether the investors purchased any of these shares.

8. Tell us of any affiliations between Pandora Select Partners
L.P.
or Pandora and Whitebox Intermarket Partners L.P. or Whitebox and any affiliations of Pandora and Whitebox with CapSource. Tell us the percentage of common stock outstanding that Pandora and Whitebox would own if they converted all of their warrants.

9. The risk factors section must follow immediately the summary section. See Item 503(c)(2) of Regulation S-B, and move this section so that it follows the summary and risk factors section. We will not object if you make the table showing "Securities Offered" and the "Summary Consolidated Information" discrete subsections of the summary section.

Risk Factors, page 6

10. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The second risk factor states that a new and used trailer sales operation in the Dallas/Fort Worth area will require additional funding and that CapSource`s Mexican leasing operations will require additional financing. State the known or anticipated amount of financing required for the new and used trailer sales operation in Texas and for the leasing operations in Mexico.

* The fourth risk factor states that defaults would affect adversely
REMEX`s ability to realize the anticipated return on its lease portfolio. Discuss briefly REMEX`s experience with defaults during the periods presented in the financial statements.

* The fifth risk factor states that REMEX intends to borrow funds to purchase equipment to expand its lease/rental fleet and originate new leases. State the known or anticipated amount of funds that REMEX intends to borrow.

* The seventh risk factor states that CapSource`s results of operations will depend to some degree on the ability to recover residual values through sale or re-lease of the equipment after the initial lease terms expire. Discuss briefly CapSource`s experience in recovering residual values through sale or re-lease of the equipment after the initial lease terms expire during the periods presented in the financial statements.

* The sixteenth risk factor states that CapSource has raised substantial amounts of capital in private placements. Quantify the amounts of capital in private placements that CapSource has raised during the periods presented in the financial statements.

* The twenty-second risk factor states that CapSource received a substantial investment from outside institutional investors on May 1,
2006.  Quantify the amount of the investment.

11. Refer to the eighteenth risk factor. Identify the customers that accounted for 55% of RESALTA`s 2005 sales and 56% of Prime Time`s
2005 sales.

Safe Harbor for Forward-Looking Statements, page 12

12. Since CapSource is a penny stock issuer, CapSource is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, CapSource should delete the reference to the act. Alternatively, CapSource should explain that it is ineligible to rely on the act.

Selling Security Holders, page 13

13. The statement "None of the selling stockholders are or were affiliated with registered broker-dealers" is inconsistent with disclosure in footnote (9) to the beneficial ownership table.
Please
reconcile the disclosures.

14. For a beneficial owner such as Pandora Select Partners, LP that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone
Interpretations" that is available on the Commission`s website at http://www.sec.gov.

15. Explain briefly how Messrs. Fred C. Boethling, Steven
Reichert,
Steven J. Kutcher, and Lynch Grattan acquired the securities being offered for resale. We note the disclosure relating to Mr.
Randolph
M. Pentel on page 14.

16. Disclose the percentage of shares owned by each selling shareholder before the offering.

Management, page 17

17. In the biographical paragraph of Mr. Bruce Nordin, describe briefly his business experience during the past five years. See
Item
401(a)(4) of Regulation S-B.


Executive Compensation, page 20

18. Expand footnotes (3) and (4) to the summary compensation table to state the warrants` exercise price and term. Similarly, revise footnote (1) to the table under "Stock Options, Warrants," footnotes
(2) and (4) to the 5% or greater beneficial ownership table, and footnotes (2), (3), (4), (5), (6), and (7) to the management ownership table on page 21.

Employment Agreements, page 20

19. Disclose the amount of compensation and principal benefits under the January 9, 2006 employment agreement of Mr. Steven J. Kutcher.

Market for Common Equity and Related Stockholder Matters, page 26

20. Any reference to The OTC Bulletin Board or OTCBB should not include NASD, formerly known as The National Association of Dealers,
Inc., or The Nasdaq Stock Market, Inc. Further, since OTCBB is a quotation service for securities not listed or traded on a national securities exchange or Nasdaq, it is inappropriate to state that your common stock is traded on OTCBB as you do on the prospectus` outside front cover page. Please revise.

Report of Independent Registered Public Accounting Firm, page F-3

21. Please have your auditors revise their report to include the word
"Company" after "Public" in the first sentence of the second paragraph to read "We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

(1) Summary of Significant Accounting Policies, page F-8

(i) Recognition of Revenue from Equipment Sales, page F-9

22. You state that revenue generated by the sale of trailer and semi-trailer equipment is recorded at the time the title to the equipment legally transfers to the buyer, provided the Company has evidence of an arrangement, the sale price is fixed or determinable, and collectibility is probable. Please revise your disclosure to clarify when title actually passes (for example, upon delivery). In this regard, refer to SAB 13:A:3 and address any applicable provisions. Also revise your disclosure to indicate that, if true, revenue is recognized when collectibility is reasonably assured instead of probable. Refer to SAB 13:A:1.

Unaudited Pro Forma Results of Operations, page 29

23. If material, please revise your unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2006 and the year ended December 31, 2005 to include an adjustment to remove the interest expense related to the debt that was converted on May 1, 2006 as if it had been converted on January
1, 2005.

(7)  Income Taxes, page F-17

24. Please tell us why the use of net operating loss carryforwards, which you state resulted in an income tax savings of $211,186, appears as an expense rather than as a benefit in your reconciliation from your statutory tax rate to your effective tax rate.

(3) Liquidity, page F-24

25. We note your $3 million floor plan inventory line of credit with
Navistar Financial Corporation to finance the purchase of new and used truck trailer inventory discussed here and on page 24.
Please
tell us and revise your document to disclose:

* Whether Navistar is related to Hyundai Translead.

* How you are accounting for this arrangement in your statement of cash flows. For example, please tell us where on the statement of cash flows you reflect the cash outflows from the purchase of inventory and the cash inflow from the receipt of proceeds from Navistar. Similarly, please tell us where you classify the proceeds you receive from the sale of this inventory and the related repayment of the loan from Navistar on your statement of cash flows.

Refer to the SEC Staff Speech given by Joel Levine on December 6,
2005 at the 33rd AICPA National Conference on Current SEC and
PCAOB
Developments and available at www.sec.gov.

(8) Common Stock and Warrant Issuance, page F-26

26. We note your private equity placement on May 1, 2006 discussed here and on pages 13-14 where you sold warrants:

* To two investors to purchase 5 million shares of your common stock at an exercise price of $0.90 per share (the "Warrants").
* To your chairman and largest shareholder to purchase another
2,179,664 shares of common stock at an exercise price of $0.90 per share (the "Pentel Warrant Shares").

* To your placement agent to purchase 500,000 shares of common stock at $0.48 per share (the "Placement Agent Warrant").

* To your placement agent to purchase up to another 500,000 shares of common stock at $1.08 per share (the "Sub-Warrant").

Please tell us whether you account for these warrants as equity or as a liability. If you account for these warrants as a liability, please tell us whether you are recognizing the changes in the fair value of these warrants in your income statement each period in accordance with SFAS 133. If so, please revise your filing to disclose your assumptions in fair valuing these warrants and the charge (credit) recognized each period. Please also revise your unaudited pro forma condensed consolidated results of operations to include adjustments showing the effects of the changes in the fair value of the warrants as if you had issued them on January 1, 2005.

If you account for these warrants as equity, please explain your consideration of SFAS 133, EITF 00-19, and EITF 05-4 in accounting for your warrants. In particular, please address your consideration of the registration rights agreement, whose requirement that you register the shares underlying these warrants may affect how you account for the warrants.

Please also provide us a copy of your Pentel warrant agreement or refer us to the appropriate EDGAR filing that contains this agreement.

27. Please also address the above comment as it relates to the warrants you issued to Public Securities, Inc., your underwriters in your initial public offering in 2002. As part of your response, please provide us a copy of your warrant agreement with Public Securities, Inc. or refer us to the appropriate EDGAR filing that contains this agreement.

28. On page F-19, you disclose that you have 570,000 outstanding warrants with exercise prices ranging from $1.10 to $1.75 per share.
Please tell us whether you issued these warrants to your employees as compensation or whether you issued these warrants in a financing transaction. If the latter, please also address the above comment as it relates to these warrants, and either refer us to the appropriate filing on EDGAR which includes the agreements related to these warrants or provide us those agreements.


Undertakings, page II-4

29. Since this is an offering being made in reliance on Rule
415(a)(1)(i) of Regulation C under the Securities Act, provide the undertakings required by subparagraphs (i) and (ii) of Item
512(g)(1)
of Regulation S-B.

Signatures, page II-5

30. CapSource`s controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Exhibit Index

31. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 of Form SB-2 are not synonymous.

10-KSB

Forward Looking Statements, page 3

32. Since CapSource is a penny stock issuer, CapSource is ineligible to rely on the safe harbor provision for forward-looking statements
"within the meaning of Section 27A of the Securities Act."  See section 27A(b)(C) of the Securities Act. Further, CapSource is ineligible to rely on the safe harbor provision for forward-looking statements within the meaning of section 21E of the Exchange Act for the same reason. See section 21E(b)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform
Act of 1995, CapSource should delete all reference to the act or the cited sections of the Securities Act and Exchange Act. Alternatively, CapSource should explain that it is ineligible to rely on the act or the cited sections of the Securities Act and Exchange
Act.

Item 8A.  Controls and Procedures, page 18

33. We note the statement that "the principal executive officer and principal financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange
Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act.

34. We note the statement that "even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation." Revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4. of Release No. 34-47986.

Item 9.  Directors, Executive Officers, Promoters, Control
Persons;
Compliance with Section 16(a) of the Exchange Act

35. In the biographical paragraphs of Messrs. Fred C. Boethling,
Steven E. Reichert, and Randolph M. Pentel, describe briefly their business experience during the past five years. See Item
401(a)(4)
of Regulation S-B.

Signatures

36. CapSource`s controller or principal accounting officer also must sign the annual report. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form 10-KSB. See General Instruction C.2. of Form 10-KSB, and revise.

Exhibits 31.1 and 31.2

37. We note that your officers included their titles in the opening line of the certifications. Revise to remove the officers` titles from the opening line of the certifications because the officers must sign the certifications in their personal capacity. See Item
601(b)(31) of Regulation S-B.

38. We note disclosures in the certifications under 4(b) and 4(c) that your officers evaluated the effectiveness of your controls and procedures "as of a date within 90 days prior to the filing of this annual report" rather than as of the end of the period covered by the report. Item 601(b)(31) of Regulation S-B stipulates that the required certificates must use exactly the language contained in the item. See paragraph 4(c) of Item 601(b)(31), and revise.

39. We note the statements included in the certifications under 6. Since Item 601(b)(31) of Regulation S-B does not include the statements, please delete.

8-K dated December 28, 2005 (sic) and filed May 5, 2006

Exhibits 10.1, 10.2, 10.3, and 10.4

40. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did file not all of the attachments to the exhibits, please refile the exhibits in their entirety.

8-K dated September 5, 2006 and filed September 8, 2006

Exhibit 10.1

41. As noted above, absent an order granting confidential treatment,
Item 601(b)(1) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules.
Since it appears that you deleted portions of exhibit A and did not file exhibit E, please refile the exhibit in its entirety.

Closing

	File amendments to the SB-2, the 10-KSB, and the 8-Ks in response to the comments. To expedite our review, CapSource may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CapSource thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CapSource and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CapSource requests acceleration of the registration statement`s effectiveness, CapSource should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CapSource from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CapSource may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CapSource provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Nilima N. Shah, Accounting
Branch Chief, at (202) 551-3255.  You may direct

questions on other comments and disclosure issues to Edward M.
Kelly,
Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	Mr. Steven Reichert
	Vice President, General Counsel
	CapSource Financial, Inc.
	1729 Donegal Drive
	Woodbury, MN 55125

	David B. Dean, Esq.
	Dennis L. Knoer, Esq.
	Rider Bennett LLP
	33 South 6th Street, Suite 4900
	Minneapolis, MN 55402



Mr. Fred C. Boethling
November 1, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE